UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 22, 2006
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On February 22, 2006, the Board of Directors of Kimberly-Clark Corporation elected Mr. John R. Alm to the Board of Directors, effective immediately. Mr. Alm is the former President and Chief Executive Officer of Coca-Cola Enterprises Inc. Mr. Alm was also appointed to the Audit Committee of the Board of Directors, effective February 22, 2006.

A copy of the press release announcing the election of Mr. Alm to the Kimberly-Clark Corporation Board of Directors is attached hereto as an exhibit (99.1).

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: February 23, 2006   By: <u>/s/ Timothy C. Everett</u>
                                                Timothy C. Everett
                                                Vice President and Secretary

KIMBERLY-CLARK ELECTS FORMER COCA-COLA ENTERPRISES, INC. PRESIDENT AND CEO JOHN R. ALM TO ITS BOARD OF DIRECTORS

DALLAS, Feb 22, 2006 – Kimberly-Clark Corporation (NYSE: KMB) today announced that John R. Alm, former President and CEO of Coca-Cola Enterprises, Inc., has been elected to its board of directors, effective today.

Mr. Alm, 59, joined the Johnson Coca-Cola Bottling Group as senior vice president and chief financial officer in 1980. Following a merger with Coca-Cola Enterprises, Inc. in 1991, Mr. Alm was named vice president and chief financial officer of the combined company. He held a number of senior management positions at Coca-Cola Enterprises, ultimately being named president and CEO in 2003. Coca-Cola Enterprises is the world's largest marketer, distributor and producer of bottled and canned liquid non-alcoholic drinks. He retired from the company in December 2005.

"We are extremely pleased to have John join our board of directors," said Linda Johnson Rice, chairman of the Nominating and Corporate Governance Committee of K-C's board of directors and president and chief executive of Johnson Publishing Company. "He is a proven leader with years of experience and expertise in business strategy, management, marketing and finance."

Thomas J. Falk, chairman and chief executive officer of Kimberly-Clark, said: "John is an outstanding individual who will bring a wealth of knowledge and independent perspective to the board. He has a great understanding of the consumer products industry and of many of the international markets in which we compete. I am confident he will be a valuable contributor as we continue to implement our global growth strategies."

Mr. Alm holds a bachelor of science degree in finance from The State University of New York in Buffalo and is a certified public accountant.

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people—nearly a quarter of the world's population—trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds the No. 1 or No. 2 share position in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 134-year history of innovation, visit kimberly-clark.com.

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EXHIBIT INDEX

(99.1)   Press release issued by Kimberly-Clark Corporation on February 22, 2006.